SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No.         )*

AMERICASDOCTOR.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03061D200

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 16

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Ventures III, L.P. (“DV III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
270,833 shares, except that Delphi Management Partners III, L.L.C. (“DMP III”), the general partner of DV III, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”) and Donald J. Lothrop (“Lothrop”), the members of DMP III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
270,833 shares, except that DMP III, the general partner of DV III, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,833

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi BioInvestments III, L.P. (“DBI III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
4,876 shares, except that DMP III, the general partner of DBI III, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
4,876 shares, except that DMP III, the general partner of DBI III, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,876

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Ventures IV, L.P. (“DV IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
248,147 shares, except that Delphi Management Partners IV, L.L.C. (“DMP IV”), the general partner of DV IV, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
248,147 shares, except that DMP IV, the general partner of DV IV, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,147

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi BioInvestments IV, L.P. (“DBI IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
5,111 shares, except that DMP IV, the general partner of DBI IV, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
5,111 shares, except that DMP IV, the general partner of DBI IV, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,111

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Management Partners III, L.L.C. (“DMP III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
275,709 shares, of which 270,833 are directly owned by DV III and 4,876 are directly owned by DBI III.  DMP III, the general partner of DV III and DBI III, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
275,709 shares, of which 270,833 are directly owned by DV III and 4,876 are directly owned by DBI III.  DMP III, the general partner of DV III and DBI III, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,709

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Management Partners IV, L.L.C. (“DMP IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
253,258 shares, of which 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  DMP IV, the general partner of DV IV and DBI IV, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
253,258 shares, of which 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  DMP IV, the general partner of DV IV and DBI IV, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,258

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Bochnowski (“Bochnowski”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
528,967 shares, of which 270,833 are directly owned by DV III, 4,876 are directly owned by DBI III, 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  Bochnowski is a member of DMP III, the general partner of DV III and DBI III, and a member of DMP IV, the general partner of DV IV and DBI IV and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
528,967 shares, of which 270,833 are directly owned by DV III,  4,876 are directly owned by DBI III, 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  Bochnowski is a member of DMP III, the general partner of DV III and DBI III, and a member of DMP IV, the general partner of DV IV and DBI IV and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Douglass (“Douglass”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
528,967 shares, of which 270,833 are directly owned by DV III, 4,876 are directly owned by DBI III, 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  Douglass is a member of DMP III, the general partner of DV III and DBI III, and a member of DMP IV, the general partner of DV IV and DBI IV and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
528,967 shares, of which 270,833 are directly owned by DV III, 4,876 are directly owned by DBI III, 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  Douglass is a member of DMP III, the general partner of DV III and DBI III, and a member of DMP IV, the general partner of DV IV and DBI IV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03061D200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald J. Lothrop (“Lothrop”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
528,967 shares, of which 270,833 are directly owned by DV III, 4,876 are directly owned by DBI III, 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  Lothrop is a member of DMP III, the general partner of DV III and DBI III, and a member of DMP IV, the general partner of DV IV and DBI IV, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
528,967 shares, of which 270,833 are directly owned by DV III, 4,876 are directly owned by DBI III, 248,147 are directly owned by DV IV and 5,111 are directly owned by DBI IV.  Lothrop is a member of DMP III, the general partner of DV III and DBI III, and a member of DMP IV, the general partner of DV IV and DBI IV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer AMERICASDOCTOR.COM, INC.
	(b)	Address of Issuer's Principal Executive Offices 1325 Tri-State Parkway, Suite 300 Gurnee, Illinois, 60031

Item 2.
(a)

Name of Person Filing

This statement is filed by Delphi Ventures III, L.P., a Delaware limited partnership (“DV III”), Delphi BioInvestments III, L.P., a Delaware limited partnership (“DBI III”), Delphi Ventures IV, L.P., a Delaware limited partnership (“DV IV”), Delphi BioInvestments IV, L.P., a Delaware limited partnership (“DBI IV”), Delphi Management Partners III, L.L.C., a Delaware limited liability company (“DMP III”) and the general partner of DV III and DBI III, Delphi Management Partners IV, L.L.C., a Delaware limited liability company (“DMP IV”) and the general partner of DV III and DBI IV, James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”) and Donald J. Lothrop (“Lothrop”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

DMP III is the general partner of DV III and DBI III and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV III and DBI III. DMP IV is the general partner of DV IV and DBI IV and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV IV and DBI IV.  Bochnowski, Douglass and Lothrop are the members of DMP III and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV III and DBI III and are the members of DMP IV and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV IV and DBI IV.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road
Building 1 — Suite 135
Menlo Park, CA  94025

(c)

Citizenship

DV III, DBI III, DV IV and DBI IV are Delaware limited partnerships.  DMP III and DMP IV are Delaware limited liability companies.  Bochnowski, Douglass and Lothrop are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 03061D200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of DV III, DBI III, DV IV and DBI IV, and the limited liability company agreement of DMP III and DMP IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

DELPHI VENTURES III, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners III, L.L.C., a Delaware Limited Liability Company Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski
Member

DELPHI BIOINVESTMENTS III, L.P., a Deleware Limited Partnership

By:	Delphi Management Partners III, L.L.C., a Delaware Limited Liability Company Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski
Member

DELPHI MANAGEMENT PARTNERS III, L.L.C., a Delaware Limited Liability Company

By:	/s/ James J. Bochnowski
James J. Bochnowski
Member

DELPHI VENTURES IV, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners IV, L.L.C., a Delaware Limited Liability Company Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski Member

DELPHI BIOINVESTMENTS IV, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners IV, L.L.C., a Delaware Limited Liability Company Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski Member

DELPHI MANAGEMENT PARTNERS IV, L.L.C., a Delaware Limited Liability Company

By:	/s/ James J. Bochnowski
James J. Bochnowski Member

JAMES J. BOCHNOWSKI

By:	/s/ James J. Bochnowski
James J. Bochnowski

DAVID L. DOUGLASS

By:	/s/ David L. Douglass
David L. Douglass

DONALD J. LOTHROP

By:	/s/ Donald J. Lothrop
Donald J. Lothrop

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	17

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of AmericasDoctor.com, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 13, 2002

February 13, 2002	DELPHI MANAGEMENT PARTNERS III, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI VENTURES III, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners III, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI BIOINVESTMENTS III, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners III, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI MANAGEMENT PARTNERS IV, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI VENTURES IV, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners IV, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI BIOINVESTMENTS IV, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners IV, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	By:	/s/ James J. Bochnowski
James J. Bochnowski

February 13, 2002	By:	/s/ David L. Douglass
David L. Douglass

February 13, 2002	By:	/s/ Donald J. Lothrop
Donald J. Lothrop